Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

September 4, 2020

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brittany Ebbertt Kathleen Collins Edwin Kim Larry Spirgel
Re:	Datto Holding Corp. Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted September 4, 2020 CIK No. 0001724570

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Datto Holding Corp. (f/k/a Merritt Topco, Inc.), a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 3 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 6, 2020, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment will be emailed to the Staff, and those copies will be marked to show changes from Amendment No. 2 to the Confidential Draft Registration Statement on Form S-1 submitted to the SEC on March 23, 2020. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by

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Securities and Exchange Commission

September 4, 2020

the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 73

1.    You state in your risk factor disclosures that COVID-19 will disrupt your operations and the operations of your MSP partners and their SMB customers for an indefinite period of time. You further state that COVID-19 will adversely impact your business, financial condition or results of operations. Please revise your MD&A and liquidity disclosures to address the reasonably known effect that the Coronavirus pandemic may have your financial condition, operating results and/or liquidity. In this regard, we note that MSP partners may renew their annual subscriptions for month-to-month terms and currently approximately 35% of your revenues are derived from such contracts that can be cancelled at any time. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For additional guidance, please refer to CF Disclosure Guidance: Topic No. 9 available on our website at https://www.sec.gov/corpfin/coronavirus-covid-19.

Response

The Company has substantially revised and augmented its MD&A to further discuss the reasonably known effects of the Coronavirus pandemic. The Company has added a new summary section into the MD&A entitled “Impact of COVID-19” on page 80 providing investors with an overview of the pandemic’s effect on the Company’s business. Under the heading “Annual Run-Rate Revenue” on page pages 82-83, the Company has furnished additional data on revenues derived from month-to-month contracts and how the pandemic has affected these metrics. Where appropriate, the Company has revised certain subsections under the heading “Components of Results of Operations” beginning on page 83 in order to discuss the impact of the pandemic on certain line items. The Company has also revised the section entitled “Liquidity and Capital Resources—General” to discuss additional actions the Company has taken to enhance its liquidity position in response to the pandemic.

Key Performance Metrics, page 77

2.     We note your revised disclosure in response to prior comment 3. Please further revise to disclose the dollar-based gross retention rate and the percentage of month-to-month contracts included in your ARR calculations for fiscal 2018.

Securities and Exchange Commission

September 4, 2020

Response

The Company respectfully advises the Staff that it is unable to calculate dollar-based gross retention rate or the percentage of month-to-month subscriptions for the year ended December 31, 2018 because the Company’s financial reporting systems in place during the relevant periods did not record the information required to determine these amounts. Calculating the dollar-based gross retention rate at any point in 2018 requires calculating ARR for the corresponding period in 2017. Because the Company did not record ARR in 2017, it is unable to provide the dollar-based gross retention rate as of December 31, 2018. The Company further notes that prior to 2019, the Company did not track the duration of each contract from which subscription revenue was derived, and so it is unable to provide an accurate estimate of the percentage of month-to-month subscription revenue for earlier periods.

Results of Operations for the Years Ended December 31, 2018 and December 31, 2019, page 84

3.     We note that the key performance indicators used to evaluate your business include the number of MSP partners and dollar-based net retention rate. Please revise to clarify how such measures impacted your revenue growth. In this regard, consider including a quantified discussion of the dollar or percentage change in revenue due to the acquisition of new customers versus the retention and expansion of customers. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response

In response to the Staff’s comment, the Company has added the following bolded language under the heading “Key Performance Metrics—MSP Partners” on page 82:

As a result of our land-and-expand model, our revenue growth is driven principally by additional revenue from existing MSP partners. We view new MSP partner additions as a leading indicator of the health of the business, but the additions do not immediately drive material revenue growth in our reported results of operations.

The Company supplementally advises the staff that, while it does not track revenue from new customers, it believes revenue growth attributable to new customers is typically under 5% annually. Our estimates of revenue growth from new customers is based on comparing our dollar-based net retention rate (measure of revenue growth from existing MSP partners) to our subscription revenue growth (measure of revenue growth from our entire customer base). For example, the Company’s dollar-based net retention rate of 115% as of June 30, 2020 implies existing MSP partner revenue growth of approximately 15%, while total subscription revenue growth for the six months ended June 30, 2020 versus the prior year period was 19%, suggesting that the vast majority of revenue growth is driven by existing MSP partners. Although dollar-based

Securities and Exchange Commission

September 4, 2020

net retention and subscription revenue growth are not directly comparable because the underlying measurement periods are slightly different and because dollar-based net retention rate is based on ARR, management believes the measures are sufficiently similar to reach the qualitative conclusion that new customers do not contribute significantly to revenue growth. Because the measures are not precisely comparable, the Company believes that further quantitative disclosure would not be helpful to investors in assessing the Company’s business and operating results.

In addition, the Company has added the following bolded language under the heading “Key Performance Metrics—Dollar-Based Net Retention Rate” on page 83:

Because existing MSP partners drive the vast majority of our revenue growth in any given year, we believe our revenue growth is strongly correlated to maintaining a high dollar-based net retention rate.

Liquidity and Capital Resources

Term Loan and Revolving Loan Facilities, page 87

4. Please revise to clarify the terms of the accordion feature included with your 2019 Credit Agreement. In this regard, explain under what circumstances the credit facility can be increased and disclose what amount, if any, is currently available under such feature.

Response

In response to the Staff’s comment, the Company has replaced the sentence describing the accordion feature on page 97 with the following bolded language:

The 2019 Credit Facility also includes an “accordion” feature which permits us to request increased first lien, second lien, junior or unsecured debt through an incremental facility in an aggregate amount equal to (1) the greater of $114 million and 100% of EBITDA (as defined in the 2019 Credit Facility), plus (2) an unlimited amount subject to pro forma compliance with (as applicable) (x) for first lien debt, a first lien leverage ratio of 5.0x, (y) for second lien debt, a senior secured leverage ratio of 7.50x and (z) for junior or unsecured debt, a total leverage ratio of 7.75x. The incurrence of incremental debt under this the accordion feature is subject to customary terms and conditions including, without limitation, the absence of an existing default, the bring down of representations and warranties, customary amendment documentation and certain minimum borrowing amounts. As of June 30, 2020, we were eligible to request up to $496.0 million in borrowings under the accordion feature.

Securities and Exchange Commission

September 4, 2020

Note 2. Significant Policies

Unaudited Pro Forma Financial Information, page F-9

5. We note you intend to present pro forma balance sheet and pro forma per share information on the face of the audited financial statements. Please address the following as it relates to such disclosures:

•	Remove any adjustment related to the use of proceeds from this offering, such as for the repayment of debt, from the face of the audited financial statements.

•

You state that contingently issuable IPO option shares are included in the denominator for computing dilutive net earnings per share to the extent such options “are anti-dilutive.” Please clarify whether you intended to state to the extent such options are not anti-dilutive and if so, revise accordingly.

•

You state that for the purpose of determining pro-forma earnings per share, IPO options were considered as potentially dilutive securities, but the impact was anti-dilutive as you incurred a loss for the period. However, we note that you have included a placeholder in Note 15 for the assumed vesting of IPO options. Please tell us whether you intend to adjust your pro forma weighted shares outstanding for IPO options and revise your disclosures as necessary, either here or in Note 15, to clarify your intent.

Response

The Company has revised the face of its audited financial statements to remove any pro forma adjustments. The Company has further revised the disclosure under the heading “Unaudited Pro Forma Financial Information” to clarify that contingently issuable IPO options have been included in pro forma earnings per share only to the extent that such options are dilutive.

The Company has also included in the Registration Statement unaudited interim financial statements as of and for the six months ended June 30, 2019 and 2020. The unaudited consolidated statement of operations for the six months ended June 30, 2020 includes pro forma basic and diluted net income per share attributable to common stockholders, which is based on pro forma basic and diluted weighted-average shares outstanding. The Company expects that the IPO options described in Note 15 of the financial statements may be considered dilutive for the purpose of computing pro forma earnings per share for the six months ended June 30, 2020 and so has included a placeholder for such options.

Securities and Exchange Commission

September 4, 2020

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September 4, 2020

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:    Tim Weller

Datto Holding Corp.